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                                                                  EXHIBIT (a)(9)

Contact:  Mel Snider
          Senior Vice-President of Finance and Administration
          CCL Industries Inc.
          105 Gordon Baker Road
          Willowdale, Ontario
          Canada, M2H 3P8
          Telephone: (416) 756-8508

FOR IMMEDIATE RELEASE

                  CCL INDUSTRIES INC. COMMENCES TENDER OFFER

      Willowdale, Ontario, June 23, 1997 - CCL Industries Inc. announced today that Seawolf Acquisition Corporation, an indirectly wholly owned subsidiary of CCL Industries Inc., has commenced a cash tender offer for all outstanding shares of SEDA Specialty Packaging Corp. at a price of $29 per common share, net to the seller, in cash, without interest. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, July 21, 1997, unless extended.

      The offer will be followed by a cash merger in which all common shares of SEDA Specialty Packaging Corp., other than shares owned by Seawolf Acquisition Corporation and its affiliates, shares owned by dissenting shareholders, treasury shares and certain shares owned by a principal stockholder, will be converted into the right to receive $29 per share in cash.

      The dealer manager for the offer is The Beacon Group Capital Services, L.L.C.

      The purpose for the tender offer and the merger is for CCL Industries Inc. to indirectly acquire the entire equity interest in SEDA Specialty Packaging Corp. The acquisition by CCL Industries Inc. through its newly formed subsidiary has been structured as a cash tender offer and a cash merger in order to provide a prompt and orderly transfer of ownership of SEDA Specialty Packaging Corp. from the public shareholders to CCL Industries Inc.

      With sales over one billion dollars, CCL Industries Inc. is a leading international supplier of manufacturing services and specialty packaging products for the non-durable consumer products market. Through its international network of 34 production facilities and with over 6,700 employees, CCL Industries Inc. provides comprehensive formulation and manufacturing services, labels and aluminum specialty containers to marketers of well-known brand cosmetic, personal care, pharmaceutical, household and specialty food products.

      SEDA Specialty Packaging Corp. develops, manufactures and sells specialty plastic packaging products to the personal care, food and beverage, household and industrial chemical and pharmaceutical industries.